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Exhibit 4.14

EMPLOYMENT AGREEMENT

        MEMORANDUM OF Agreement made as of the 2d day of November, 1998.

BETWEEN:
CELESTICA ASIA INC. (hereinafter called the "Corporation"),
- and -
NEO KIA QUEK (hereinafter called the "Executive").

        WHEREAS the Corporation wishes to retain the services of the Executive to provide the services hereinafter described and the Executive wishes to provide the Executive's services to the Corporation hereinafter set forth;

        NOW THEREFORE THIS Agreement WITNESSETH that in consideration of the mutual covenants and Agreements herein contained and for other good and valuable consideration, the parties agree as follows:

1.     TERM

        The Corporation shall employ the Executive for an initial term of not less than three years from the effective date of this Agreement, unless such employment shall be terminated earlier as hereinafter provided. After such initial term, the employment of such Executive shall continue indefinitely until terminated in accordance with law or this Agreement.

2.     DUTIES

        The Executive shall serve as Senior Vice President, Manufacturing Operations of the Corporation and shall perform such duties and exercise such powers pertaining to the management and operation of the Corporation and any subsidiaries or affiliated companies of the Corporation as may be determined from time to time by the President of the Corporation consistent with the office of the Executive. It is acknowledged and agreed that the duties and responsibilities of the Executive may be adjusted from time to time by the President of the Corporation as the President may determine to be appropriate in light of growth and other changes in the business and affairs of the Corporation and its subsidiaries and associates (but not in such a manner as would constitute constructive dismissal of the Executive). Without limitation of the foregoing, the Executive shall:

  (a)
  devote all of the Executive's time and attention and the Executive's best efforts during normal business hours to the business and affairs of the Corporation;

  (b)
  perform those duties that may reasonably be assigned to the Executive diligently and faithfully to the best of the Executive's abilities and in the best interests of the Corporation; and

  (c)
  use the Executive's best efforts to promote the interests and goodwill of the Corporation.

3.     REPORTING PROCEDURES

        The Executive shall report to the person holding the office of the President of the Corporation. The Executive shall report fully to such person on the Executive's scope of responsibility and advise to the best of the Executive's ability and in accordance with reasonable business standards on business matters that may arise within such scope of responsibility from time to time during the term of this Agreement.

4.     REMUNERATION

  (a)
  The annual base salary payable to the Executive for the Executive's services hereunder for the term of this Agreement shall be $230,000 USD, exclusive of bonuses, benefits and other compensation. The annual base salary payable to the Executive pursuant to the provisions of this Section 4 shall be payable in equal bi-monthly instalments in arrears in accordance with existing practice, or in such other manner as may be mutually agreed upon, less, in any case, any deductions or withholdings required by law.

  (b)
  The Corporation shall provide the Executive with employee benefits comparable to those provided by the Corporation from time to time to other senior management of the Corporation. Executive shall receive full service credit under applicable Corporation employee and fringe benefit plans (including vacation) for the term of his service with International Manufacturing Services, Inc. ("IMS"). During the 24 months following the effective date of this agreement, the Corporation shall not materially diminish the levels of employee benefits (other than equity compensation plans and arrangements) previously provided to Executive by IMS, except as part of an overall reduction in employee benefit levels by Celestica Inc. and its subsidiaries.

  (c)
  From the Effective Date through the period ending upon March 31, 1999, Executive shall be eligible to receive a bonus from the Corporation consistent with the terms and conditions of the IMS MIP bonus plan as in effect on November 2, 1998. Thereafter, Executive shall be eligible to receive a bonus pursuant to the Celestica bonus plan on substantially the same terms as provided in the IMS MIP bonus plan.

5.     NO FURTHER SALARY OR BONUS ADJUSTMENTS

        The President of the Corporation shall review the compensation arrangements relating to the Executive at least once per calendar year, including the annual base salary, any Executive bonus and any incentive plan applicable to the Executive. If the President of the Corporation shall determine that it is advisable to do so, the President of the Corporation may recommend to the Board of Directors of the Corporation that such compensation arrangements be reviewed and/or adjusted. During the term of this Agreement, there shall be no changes to such arrangements unless agreed to in writing by the Executive and the Corporation.

6.     VACATION

        The Executive shall be entitled to paid vacation in each fiscal year of the Corporation consistent with the vacation policy of the Corporation. The Executive's paid vacation is to be taken at a time approved in advance by the President of the Corporation., which approval shall not be unreasonably withheld but shall take into account the staffing requirements of the Corporation and the need for the timely performance of the Executive's responsibilities. In the event that the Executive decides not to take all the vacation to which the Executive is entitled in any fiscal year, the Executive's entitlement to take any such vacation in the next following fiscal year shall be determined in accordance with the Corporation's vacation policy as in effect from time to time.

7.     EXPENSES

        The Executive shall be reimbursed for all reasonable travel and out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out the Executive's duties hereunder. For all such expenses the Executive shall furnish to the Corporation originals of all invoices, receipts or statements in respect of which the Executive seeks reimbursement, provided that no invoices, receipts or statements shall be required by the Corporation as and when required by the Corporation's normal procedures for the submission of expense reports by employees of the Employer.

8.     RELOCATION

        The location at which the Executive shall normally be required to attend for the purposes of performing his employment duties shall not, without the prior written consent of the Executive, be located outside of Asia except that this provision shall not be taken to limit the obligation of the Executive to undertake such reasonable business travel from time to time as is concomitant with the duties and office of the Executive.

9.     TERMINATION

  (a)
  The Corporation may terminate the employment of the Executive and this Agreement without notice or any payment in lieu of notice for cause which, without limiting the generality of the foregoing, shall include:

  (i)
  the conviction of the Executive for a criminal offence involving fraud or dishonesty;

  (ii)
  the receipt by or on behalf of the Executive or any member of the Executive's immediate family of any personal profit arising out of or in connection with a transaction to which the Corporation is a party without making disclosure to and obtaining the prior written consent of the Corporation;

  (iii)
  the failure by the Executive to honour the Executive's fiduciary duties to the Corporation, including the duty to act in the best interests of the Corporation; or

  (iv)
  the failure by the Executive to follow the direct written instructions of the President of the Corporation or the Chief Executive Officer of Celestica Inc., provided that such instructions are not contrary to applicable law or generally accepted moral standards of business conduct.

  (b)
  This Agreement and the Executive's employment hereunder may be immediately terminated by the Corporation by notice to the Executive if the Executive becomes permanently disabled. The Executive shall be deemed to have become permanently disabled if in any year during the employment period, because of ill health, physical or mental disability, or for other causes beyond the control of the Executive, the Executive has been continuously unable or unwilling or has failed to perform the Executive's duties for 120 consecutive days, of if, during any year of the employment period, the Executive has been unable or unwilling or has failed to perform the Executive's duties for a total of 180 days, consecutive or not. The term "any year of the employment period" means any period of 12 consecutive months during the employment period. This Agreement shall terminate automatically without notice upon the death of the Executive. Nothing in this provision shall affect the Executive's right to claim or receive any death or disability benefits as provided for in Section 4(b) of this Agreement.

  (c)
  The Executive may terminate the Executive's employment and this Agreement at any time upon giving 60 days' written notice to the Corporation. In such event, the Executive shall be entitled to be paid the then applicable annual base salary for the period worked.

10.   SEVERANCE PAYMENTS

  (a)
  Upon termination of the Executive's employment (i) for cause as described in Section 9(a); or (ii) by the voluntary termination of employment of the Executive, the Executive shall not be entitled to any severance payment other than compensation earned by the Executive before the date of termination calculated pro rata up to and including the date of termination together with any amount to which the Executive would be entitled to under applicable law.

  (b)
  If the Executive's employment and this Agreement is terminated without notice by the Corporation for any reason other than as described in Section 9(a) or 9(b), or if the responsibilities of the Executive of the Corporation are reduced in a manner that constitutes constructive dismissal, the Executive shall be entitled to receive:

  (i)
  for 36 months following the date of termination, the Executive's salary at a per-month rate equal to the aggregate of (x) the then applicable monthly base salary rate and (y) the aggregate of the Executive's annual bonuses for the three fiscal years preceding the year in which the termination occurs, divided by 36 (or such lesser number of months during such period during which the Executive was employed by the Corporation), provided that such entitlement shall be reduced by 50% of the Executive's earnings from any other position or employment obtained by the Executive ("Replacement Earnings") during the first six months following the date of termination, 75% of any Replacement Earnings during the seventh to 24th month following the date of termination, and 100% of any Replacement Earnings during the 25th to 36th month following the date of termination; and

    (ii)
    100% accelerated vesting on all stock options held by Executive as of November 2, 1998; and

    (iii)
    in addition, if the Executive's employment is terminated without notice by the Corporation for any reason other than as described in Section 9(a), or if the responsibilities of the Executive are reduced in a manner that constitutes constructive dismissal, then in such circumstances the Executive shall be entitled to a cash payment in an amount equal to the then estimated net present value (as determined by the Board of Directors, acting reasonably, assuming that the Executive would be employed by the Corporation for the ensuing 24 months and using as a discount rate Celestica Inc.'s cost of funds under its principal bank working capital credit lines) of 24 months' of the following non-monetary employee benefits to which the Executive is then entitled: including hospitalization, supplemental health, group life, dental, special care for children, employee assistance, medical/surgical, vision and hearing benefits.

        The benefits described in this Section 10(b) are the only severance benefits or benefits in lieu of notice that the Executive will receive in the event of the termination of this Agreement for reasons contemplated in this Section 10(b). The provision of benefits to Executive by the Corporation under this Section 10(b) shall cease in the event that Executive breaches his obligations pursuant to Section 14 of this Agreement.

11.   CONFIDENTIALITY

        The Executive acknowledges and agrees that:

  (a)
  in the course of performing the Executive's duties and responsibilities as an officer of the Corporation, the Executive has had and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future and contemplated products, services, operations and marketing techniques and procedures of the Corporation and its subsidiaries, including, without limitation, business plans, inventions, pending and undisclosed patents and patent applications, proprietary business methods and proprietary manufacturing operations, proprietary product and proprietary manufacturing information, know how, and information relating to addresses, preferences, needs and requirements of past, present and prospective clients, customers, suppliers and employees of the Corporation and its subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Corporation or to the general public, or the use of same by the Executive or any competitor of the Corporation or any of its subsidiaries, would be highly detrimental to the interests of the Corporation;

  (b)
  in the course of performing the Executive's duties and responsibilities for the Corporation, the Executive has been and will continue in the future to be a representative of the Corporation to its customers, clients and suppliers and as such has had and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Corporation with such customers, clients and suppliers;

  (c)
  the Executive owes fiduciary duties to the Corporation, including the duty to act in the best interests of the Corporation; and,

  (d)
  the right to maintain the confidentiality of Trade Secrets, the right to preserve the goodwill of the Corporation and the right to the benefit of any relationships that develop between the Executive and the customers, clients and suppliers of the Corporation by virtue of the Executive's employment with the Corporation constitute proprietary rights of the Corporation, that the Corporation is entitled to protect.

        In acknowledgment of the matters described above and in consideration of the payments to be received by the Executive pursuant to this Agreement, the Executive hereby agrees that the Executive will not, during the term of the Executive's employment with the Corporation and for two years from the date such employment ceases, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Corporation), in any manner, any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or become generally available to the public other than as a result of disclosure by the Executive.

12.   NON-SOLICITATION

        The Executive hereby agrees that the Executive will not, during the term of the Executive's employment with the Corporation and for two years from the date such employment ceases, be a party to or abet any solicitation of customers, clients, or suppliers of the Corporation or any of its subsidiaries or affiliated companies, to transfer business from the Corporation or any of its subsidiaries or affiliated companies to any other person, or seek in any way to persuade or entice any employee of the Corporation or any of its subsidiaries or affiliated companies to leave that employment or to be a party to or abet any such action.

13.   DISCLOSURE

        During the employment period, the Executive shall promptly disclose to the Board of Directors full information concerning any interest, direct or indirect, of the Executive (as owner, shareholder, partner, lender or other investor, director, officer, employee, consultant or otherwise) or any member of the Executive's immediate family in any business that is known to the Executive to purchase or otherwise obtain services or products from, or to sell or otherwise provide services or products to the Corporation.

14.   NON-COMPETITION

        The Executive covenants and agrees with the Corporation that the Executive will not, during the term of the Executive's employment with the Corporation and (i) if Executive's employment terminates in a manner that does not result in Executive being provided any severance benefits pursuant to Section 10(b) hereof, through the period ending December 30, 2000, or (ii) if Executive's employment terminates in a manner resulting in Executive being provided severance benefits pursuant to Section 10(b) hereof, for a period equal to the period during which severance payments are made pursuant to Section 10(b)(i) hereof, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, shareholder (unless passive investor) or in any other manner whatsoever, be involved with any business that is in competition with the business of the Corporation including but not limited to businesses involving EMS services including design and product engineering competing with those produced by (or services provided by) the Corporation in Canada, Asia or any of any states of the United States of America. The parties intend that this covenant shall be deemed to be a series of separate covenants, one for each of Canada, Asia and each and every state of the United States. During the same time period, the Executive will not carry on or be engaged in or concerned with or interested in, or advise, lend money to, guarantee the debts or obligations of, or permit the Executive's name or any part thereof to be used or employed by or associated with, any person or persons, firm association, syndicate, company or corporation in any business within Canada, the United States or Asia that is involved in any similar business in which the Corporation is involved during the course of the Executive's employment. If a court of competent jurisdiction deems that the foregoing non-compete provisions are unreasonable, the court may impose such alternative or substitute restrictions as it deems fit.

15.   RETURN OF MATERIALS

        All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computer disks, software products and lists (including lists of customers, suppliers, products and prices) pertaining to the business of the Corporation or any of its subsidiaries and associates that may come into the possession or control of the Executive shall at all times remain the property of the Corporation or such subsidiary or affiliated company, as the case may be. On termination of the Executive's employment for any reason, the Executive agrees to deliver promptly to the Corporation all such property of the Corporation in the possession of the Executive or directly or indirectly under the control to the Executive. The Executive agrees not to make for the Executive's personal or business use or that of any other party, reproductions or copies of any such property or other property of the Corporation.

16.   GOVERNING LAW

        The Agreement shall be governed by and construed in accordance with the laws of the province of Ontario. The parties hereto specifically attorn to the jurisdiction of the courts of Ontario.

17.   SEVERABILITY

        If any provision of the Agreement, including the breadth or scope of such provision, shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof, of this Agreement and such remaining provisions, or part thereof, shall remain enforceable and binding.

18.   ENFORCEABILITY

        The Executive hereby confirms and agrees that the covenants and restrictions pertaining to the Executive contained in this Agreement, including, without limitation, those contained in Section 11, 12 and 14, are reasonable and valid and hereby further acknowledge and agree that the Corporation would suffer irreparable injury in the event of any breach by the Executive of the Executive's obligations under any such covenant or restriction. Accordingly, the Executive hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Corporation shall therefore be entitled, in lieu of any action for damages, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

19.   NO ASSIGNMENT

        The Executive may not assign, pledge or encumber the Executive's interest in this Agreement nor assign any of the rights or duties of the Executive under this Agreement without the prior written consent of the Corporation.

20.   SUCCESSORS

        This Agreement shall be binding on and enure to the benefit of the successors and assigns the Corporation and the heirs, executors, personal legal representatives and permitted assigns of the Executive.

21.   NOTICES

        Any notice or other communication required or permitted to be given hereunder shall be in writing and either delivered by hand or sent by facsimile. If delivery by hand or by facsimile, notice shall be deemed to have been received at the time it is delivered or received. Notices shall be addressed as follows:

  (a)
  If to the Corporation:

    Celestica Inc.
    844 Don Mills Road
    Toronto, Ontario
    M3C 1V7

    Attention: Chief Executive Officer
    Fax: (416) 448-4758

  (b)
  If to the Executive:

    Neo Kia Quek

22.   LEGAL ADVICE

        The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that the Executive had the opportunity to seek and was not prevented nor discouraged by the Corporation from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that the Executive did not avail himself of that opportunity prior to signing this Agreement, the Executive did so voluntarily without any undue pressure and agrees that the Executive's failure to obtain independent legal advice shall not be used by the Executive as a defence to the enforcement of the Executive's obligations under this

Agreement. The Corporation agrees to reimburse the Executive for the reasonable legal fees incurred by the Executive in obtaining such legal advice.

23.   LIMITATION ON PAYMENTS.

        In the event that the severance benefits provided for in this Agreement (i) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) but for this Section 23, would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Executive's severance benefits under Section 10 shall be either:

  (i)
  delivered in full, or

  (ii)
  delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the Excise Tax,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Employee on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Unless the Company and the Employee otherwise agree in writing, any determination required under this Section 23 shall be made in writing in good faith by the accounting firm serving as the Company's independent public accountants immediately prior to the Change of Control (the "Accountants"). For purposes of making the calculations required by this Section 23, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 23.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the "Effective Time," as such term is defined in the Agreement and Plan of Merger by and among the Celestica Inc., International Manufacturing Services, Inc. and Celestica Asia Inc.

CELESTICA ASIA INC.
by	/s/ EUGENE POLISTUK Eugene Polistuk
EXECUTIVE
/s/ NEO KIA QUEK Neo Kia Quek

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